SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

NTS-Properties III
(Name of Subject Company (issuer))

NTS-Properties III (Offeror and Issuer)
ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E100
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner of
NTS-Properties Associates and Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee:

Previously Paid

☐   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid: _____	Not Applicable
Form or Registration No.: _____	Not Applicable
Filing Party: _____	Not Applicable
Date Filed: _____	Not Applicable

☐   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to rule 14d-1.

issuer tender offer subject to rule 13e-4.

☐   going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 dated July 23, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 2001 by NTS-Properties III, a Georgia limited partnership (the "Partnership"), ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (collectively, the "Offerors"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 200 limited partnership interests in the Partnership (the "Offer"). Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the first amendment to the Original Statement by including a copy of the Notice sent by the Partnership to Limited Partners dated July 23, 2001 (the "Notice") notifying them that the purchase price per Interest is being increased from $250 to $285 in response to an offer to purchase Interests by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., a Massachusetts corporation (the "Third-Party Offer"). The persons making the Third Party Offer are unaffiliated with the Offerors or NTS Properties Associates, the general partner of the Partnership. The Notice is attached hereto as Exhibit (a)(1)(vi). This Amendment No. 1 also includes a Revised Letter of Transmittal for the Offer and a Notice of Withdrawal with regard to the Third-Party Offer.

Item 12. Material to be filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(vi)   Notice sent by the Partnership to Limited Partners dated July 23, 2001.
(a)(1)(vii)   Revised Letter of Transmittal.
(a)(1)(viii)   Notice of Withdrawal for Third-Party Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2001   NTS-PROPERTIES III, a Georgia limited partnership

                                             By: NTS-PROPERTIES ASSOCIATES
                                                       General Partner

                                             By: */s/ J.D. Nichols*
                                                       J.D. Nichols, Managing General Partner

                                             ORIG, LLC, a Kentucky limited liability company.

                                             By: */s/ J. D. Nichols*
                                                       J.D. Nichols, Manager

                                             /s/ J. D. Nichols
                                             J. D. Nichols, individually

                                             /s/ Brian F. Lavin
                                             Brian F. Lavin, individually

EXHIBITS

Exhibit Number	Description
(a)(i)(vi)	Notice sent by the Partnership to Limited Partners dated July 23, 2001.
(a)(i)(vii)	Revised Letter of Transmittal.
(a)(1)(viii)	Notice of Withdrawal for Third-Party Offer.

Notice sent by the Partnership to Limited Partners dated July 23, 2001

NTS-PROPERTIES III LETTERHEAD

July 23, 2001

Dear NTS-Properties III Investor:

The Purchase Price for the Offer to Purchase Interests of NTS-Properties III Has Been Increased to $285.00 per Interest!

On June 25, 2001, NTS-Properties III, along with our affiliate, ORIG, LLC, offered to purchase for cash our outstanding limited partnership interests at a purchase price of $250 per interest (this offer is referred to in this notice as "our offer"). We have recently become aware of a tender offer made by Equity Resources Group, Inc. at a price of $275 per interest. NTS-Properties III and ORIG are now increasing our purchase price from $250 per interest to $285 per interest. If all conditions to our offer are satisfied, payment for interests will be mailed on or about October 2, 2001. The expiration date of our offer will remain midnight Eastern Standard Time on September 25, 2001. This transaction will be dated prior to year-end; therefore, if you tender in our offer your Schedule K-1 for the year 2001 will be your final K-1.

If you have already submitted paperwork to tender your interests, no additional paperwork is required. You will automatically receive the increased price of $285. Please note that we will not impose any fees or expenses in connection with our offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Tuesday, September 25, 2001 to receive the purchase price of $285 per interest.

We understand that the abundance of mail received in connection with tender offers can be very confusing. However, it is important that you carefully review all materials received before signing and returning documents. We are making every effort to respond promptly once we learn of offers from outside companies. (**Our current offer of $285 is the highest offer that we are aware of as of this current date**).

On July 18, 2001, Equity Resources Group, Inc. sent its notice to limited partners offering to purchase their interests for cash at a purchase price of $275 per interest. We have a conflict of interest in connection with Equity Resources Group, Inc.'s offer because it competes with our offer. We are therefore remaining neutral and not expressing an opinion regarding the Equity Resources Group, Inc. offer. However, we wish to note that the increased purchase price of $285 in our offer exceeds Equity's offering price by $10 per interest.

For your convenience, we are enclosing a revised Letter of Transmittal, which may be used to tender your interests in our offer. In addition, a form, Notice of Withdrawal, is enclosed in the event you have already tendered interests in the Equity Resource Group, Inc.'s offer and wish to withdraw some or all of the interests tendered in the Equity offer in order to tender them pursuant to our offer. The Equity offer states that for a withdrawal of tender of interests in that offer to be effective, it must be received by Equity Resources Group, Inc. before the expiration date of the Equity offer, which is August 16, 2001.

Please note that the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated June 25, 2001. If you have any further questions regarding this offer, please call (800) 928-1492, extension 544. Our offer will expire on September 25, 2001, unless extended. Payments will be mailed no later than October 2, 2001.

Revised Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding the Interests in

NTS - PROPERTIES III

Tendered Pursuant to the Offer to Purchase Dated June 25, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE PARTNERSHIP BY, 12:00 MIDNIGHT EASTERN STANDARD TIME ON TUESDAY, SEPTEMBER 25, 2001 (THE "EXPIRATION DATE"), UNLESS THE OFFER IS EXTENDED BY OFFERORS.

[Investor Name]	**If applicable:**
[Address]	**[Custodian]**
[City, State, Zip]	**[Address]**
[Tax I.D. #]	**[City, State, Zip]**
[# of Interests]	**[Account #]**

I am a limited partner of NTS-Properties III. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offerors, NTS-Properties III (the "Partnership"), and the Partnership's affiliate, ORIG, LLC, (the "Affiliate" and the Partnership are each an "Offeror" and collectively the "Offerors") upon the terms and conditions set forth in the Offer to Purchase, dated June 25, 2001 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFERORS TO REJECT ANY AND ALL TENDERS DETERMINED BY THEM, IN THEIR SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offerors, and that the Offerors will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

I hereby appoint NTS-Properties Associates (without posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the respective Offeror, (2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, (4) withdraw any previous tender of my interests, and (5) upon payment by the respective Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

(Over)

INSTRUCTIONS TO TENDER INTERESTS

Please complete the following steps to tender your interests:

Complete Part 1. by inserting the number of interests you wish to tender.

Complete Part 2. by providing your telephone number(s).

Complete Part 3. by providing the appropriate signature(s). (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). **All signatures must be notarized by a Notary Public.**

Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1. NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ]   I tender my entire interest in the Partnership of _____ interests for a price of $285.00 per interest.

[ ]   I tender _____ interests, representing only a portion of my interest in the Partnership, for a price of $285.00 per interest.

PART 2.   TELEPHONE NUMBER(S).

My telephone numbers are: (_____) _____ [Daytime] and (_____) _____ [Evening]

PART 3.   SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:

_____	_____
Print Name of limited partner	Print Name of joint owner
_____	_____
Signature of limited partner	Signature of joint owner
Sworn to me this ___ day of _____, 2001.	Sworn to me this ___ day of _____, 2001.
_____	_____
Notary Public	Notary Public

FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:

_____	_____
Print Name of Signatory	Signature
	Sworn to me this ____ day of _____, 2001.
_____	_____
Title of Signatory	Notary Public

Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

NTS INVESTOR SERVICES
C/O GEMISYS
7103 S. REVERE PARKWAY
ENGLEWOOD, CO 80112
For additional information, call: (800) 387-7454.

Notice of Withdrawal for Third-Party Offer

NOTICE OF WITHDRAWAL

REGARDING INTERESTS IN NTS - PROPERTIES III
TENDERED PURSUANT TO OFFER TO PURCHASE DATED JULY 18, 2001

**THE OFFER AND WITHDRAWAL RIGHTS
EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, ON AUGUST 16, 2001,
UNLESS THE OFFER IS EXTENDED**

TO: Equity Resources Group
      14 Story Street
      Cambridge, MA 02138
      Attn: Eggert Dagbjartsson

      The undersigned hereby withdraw(s) limited partnership interests (the "Interests") in NTS-Properties III, a Georgia limited partnership which were previously tendered by the undersigned, to Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., a Massachusetts corporation (collectively, the "Purchaser") upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 18, 2001 (the "Offer to Purchase") and in the related Agreement of Sale. In accordance with Section 4 of the Offer to Purchase, the undersigned sends this Notice of Withdrawal to Equity Resources Group in order to effectively withdraw Interests previously tendered.

PLEASE PRINT THE FOLLOWING INFORMATION:

**Number of Interests
to be withdrawn:** _____

**Name(s) of Persons Withdrawing Interests
Previously Tendered to Purchaser**:

     Name(s) of Record Holder(s) (if different from
     Name(s) of Persons Withdrawing Interests
     Previously Tendered to Purchaser)

_____

_____

     _____

     _____

Address(es):

     Area Code and Tel. No.: _____

_____
Street

_____
City   State   Zip Code

Signature(s):

     Dated: _____, 2001

_____